SCHEDULE 13E-3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

COMTEX NEWS NETWORK, INC.

(Name of Issuer)

COMTEX NEWS NETWORK, INC.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

205914104

(CUSIP Number of Class of Securities)

Chip Brian
President and Chief Executive Officer
Comtex News Network, Inc.
625 North Washington Street, Suite 301
Alexandria, Virginia 22314
(703) 820-2000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:
Marc E. Levy, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 780
Washington, DC 20015
(202) 274-2000
(202) 362-2902 (facsimile)

This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$126,150	$25.23**
*
Calculated solely for the purpose of determining the filing fee, which was based upon the price of $0.29 per share for the fractional shares that would otherwise have been issued pursuant to the reverse stock split, multiplied by our estimate of the maximum number of fractional shares to be purchased (435,000).

**	Previously paid.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

INTRODUCTION

This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on February 5, 2010 (as amended, the “Schedule 13E-3”) by Comtex News Network, Inc. (the “Company”). Concurrently with the filing of this Schedule 13E-3, the Company is filing its revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Proxy Statement is filed as Exhibit 16(a)(1)(i) to the Schedule 13E-3. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and the responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

ITEM 1.                      SUMMARY TERM SHEET

The information required by this Item is set forth under “Summary Term Sheet” and “Questions and Answers Regarding the Reverse Stock Split” in the Proxy Statement and is incorporated herein by reference.

ITEM 2.                     SUBJECT COMPANY INFORMATION

(a)           The name of the issuer is Comtex News Network, Inc. The Company’s principal executive office is located at 625 North Washington Street, Suite 301, Alexandria, Virginia, and its business telephone number is (703) 820-2000.

(b)           As of March 12, 2010, the Company had 15,794,200 shares of common stock, $0.01 par value per share (“Common Stock”), issued and outstanding.

(c)           The information required by this Item is set forth under “Proposal No. 2—Price Range of Common Stock; Dividends; Trading Volume” in the Proxy Statement and is incorporated herein by reference.

(d)           The information required by this Item is set forth under “Proposal No. 2—Price Range of Common Stock; Dividends; Trading Volume” in the Proxy Statement and is incorporated herein by reference.

(e)           The Company has not made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or was exempt from registration under Regulation A (Securities Act Rules 251 through 263).

(f)           The Company has not purchased any of its shares of Common Stock during the past two years.

ITEM 3.                      IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The filing person to which this Schedule 13E-3 relates is the issuer, Comtex News Network, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles and business addresses of each executive officer, director and controlling stockholder of the Company are follows:

Chip Brian President and Chief Executive Officer Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000	Kathy Ballard Vice President, Operations Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000
Paul Sledz Controller and Treasurer Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000	C.W. Gilluly, Ed.D. Chairman 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000
William J. Howard Director c/o Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000	Robert J. Lynch, Jr. Director c/o Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000
Erik Hendricks Director c/o Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000	Pieter Vanbennekom Director c/o Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000

(b)            Not applicable.

(c)(1)-(2)  The information required by this Item is set forth under “Proposal No. 1—Election of Directors” and “—Executive Officers” in the Proxy Statement and is incorporated herein by reference.

(c)(3)       None of the individuals listed in response to Item (c)(1) and (2) above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(c)(4)       No individual listed in response to Item (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(5)       Each of the individuals listed in response to Item (c)(1) and (2) is a citizen of the United States.

(d)            Not required.

ITEM 4.                     TERMS OF THE TRANSACTION.

(a)            The information required by this Item is set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split” in the Proxy Statement and is incorporated herein by reference.

(b)            Not required.

(c)    The information required by this Item is set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split —Effects of the Reverse Stock Split—Effects on Stockholders Holding Fewer Than 1,000 Shares of Common Stock” and “—Effects on Stockholders Holding 1,000 or More Shares of Common Stock” in the Proxy Statement and is incorporated herein by reference.

(d)    The information required by this Item is set forth under “Proposal No. 2—No Dissenters’ Rights” in the Proxy Statement and is incorporated herein by reference.

(e)    Security holders will be entitled to access to the Company’s corporate records in the manner permitted by Delaware law. The Company is making no special provision to grant unaffiliated security holders access to its corporate files or to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f )    Not applicable.

ITEM 5.                      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(1)       The information required by this Item is set forth under “Proposal No. 1—Election of Directors—Executive Compensation” and “—Certain Relationships and Related Transactions, and Director Independence” in the Proxy Statement and is incorporated herein by reference.

(a)(2)       Not applicable.

(b)    Not applicable.

(c)    Not applicable.

(d)    Not required.

(e)    Not applicable.

ITEM 6.                      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)    Not required.

(b)    The fractional shares of Common Stock purchased by the Company in connection with the Reverse Stock Split will be cancelled and will become authorized but unissued Common Stock of the Company. The information required by this Item is set forth under “Proposal No. 2—Exchange of Stock Certificates” in the Proxy Statement and is incorporated herein by reference.

(c)(1)-(5)                     Not applicable.

(c)(6)-(8)                     As a result of the Reverse Stock Split, the Common Stock will no longer be quoted on the Over-the-Counter Electronic Bulletin Board of the Financial Institutions Regulatory Authority, the Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), and the Company’s obligation to file periodic reports under the Exchange Act will be suspended. The information required by this Item is set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split—Effects on the Company” in the Proxy Statement and is incorporated herein by reference.

(d)    Not required.

ITEM 7.                      PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)           The information required by this Item is set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Purpose of the Reverse Stock Split” and “Proposal No. 2—Background Events” in the Proxy Statement and is incorporated herein by reference.

(b)           The information required by this Item is set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Alternatives to the Reverse Stock Split” in the Proxy Statement and is incorporated herein by reference.

(c)           The information required by this Item is set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Reasons for the Reverse Stock Split” and “Proposal No. 2—Background Events” in the Proxy Statement and is incorporated herein by reference.

(d)           The information required by this Item is set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split—Effects on the Company,” “—Effects on Stockholders Holding Fewer Than 1,000 Shares of Common Stock,” “—Effects on Stockholders Holding 1,000 or More Shares of Common Stock,” “—Effects on Option Holders,” “—Special Effects on Affiliated Persons,” “—Federal Income Tax Consequences,” “—Benefits of the Reverse Stock Split” and “—Detriments of the Reverse Stock Split” in the Proxy Statement and is incorporated herein by reference.

ITEM 8.                      FAIRNESS OF THE TRANSACTION.

(a)           The Company believes that the Reverse Stock Split is fair to unaffiliated stockholders. No director dissented as to, or abstained from voting on, the Reverse Stock Split.

(b)           The information required by this Item is set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split —Alternatives to the Reverse Stock Split” and “—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness” in the Proxy Statement and is incorporated herein by reference.

(c)           The Reverse Stock Split requires the approval of the holders of a majority of the outstanding shares of the Common Stock. The separate approval of unaffiliated stockholders is not required. The information set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness” and “—Approval of Stockholders” in the Proxy Statement is incorporated herein by reference.

(d)           No representative has been retained to act on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Reverse Stock Split or preparing a report concerning the fairness of the Reverse Stock Split. The information set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness” and “—Unaffiliated Representative; Access to Information” in the Proxy Statement is incorporated herein by reference.

(e)           The Reverse Stock Split was approved by all of the directors, including all directors who are not employees of the Company. The information set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness” and “—Approval of Directors” in the Proxy Statement is incorporated herein by reference.

(f)           The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of all, or any substantial part of, the assets of the Company, or (iii) the purchase of the Company’s securities that would enable the holder to exercise control of the Company. The information set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness” and “—Other Offers” in the Proxy Statement is incorporated herein by reference.

ITEM 9.                      REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)           The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Reverse Stock Split. The information set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness” and “—Reports, Opinions, Appraisals and Negotiations” in the Proxy Statement is incorporated herein by reference.

(b)           Not applicable.

(c)           Not applicable.

ITEM 10.                    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)           In connection with the Reverse Stock Split, the Company expects to purchase fractional shares totaling approximately 435,000 shares of Common Stock at a price of $0.29 per share, for a total expenditure of approximately $126,150. The Company intends to use available working capital to fund such purchases.

(b)           Not applicable.

(c)           The Company expects to incur, and will be solely responsible for the payment of, the following fees and expenses in connection with the Reverse Stock Split:

Expenses of Purchase of Fractional Shares	$126,150

Legal Fees	25,000

Printing, Filing and Mailing Expenses	4,300

Transfer Agent Fees and Expenses	19,000

Information Agent Fees and Expenses	6,000

Miscellaneous	5,000

Total	$185,450

(d)           Not applicable.

ITEM 11.                   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           The information required by this Item is set forth under “Proposal No. 1—Election of Directors—Beneficial Ownership of Common Stock” and “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split—Special Effects on Affiliated Persons”“ in the Proxy Statement and is incorporated herein by reference.

(b)           Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, or any of the Company’s pension, profit sharing or similar plans, has engaged in any transaction in the Common Stock during the past 60 days.

ITEM 12.                   THE SOLICITATION OR RECOMMENDATION.

(a)-(c)      Not required.

(d)           The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar right in connection with the Reverse Stock Split. To the extent known by the Company after reasonable inquiry, each executive officer and director of the Company intends to vote his or her shares of Common Stock in favor of the Reverse Stock Split. The executive officers and directors of the Company will receive cash in lieu of any fractional shares created by the Reverse Stock Split. The information set forth under “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split—Effects on Stockholders Holding 1,000 or More Share of Common Stock” and “—Special Effects on Affiliated Persons” in the Proxy Statement is incorporated herein by reference.

(e)           The Company’s Board of Directors has unanimously recommended that the stockholders of the Company approve the Reverse Stock Split. The information set forth under “Special Factors—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness” in the Proxy Statement is incorporated herein by reference. To the extent known by the Company after reasonable inquiry, no executive officer (other than executive officers who also serve on the Board of Directors) or affiliate of the Company has made a recommendation either in support of or opposed to the Reverse Stock Split.

ITEM 13.                   FINANCIAL STATEMENTS.

(a)           The financial statements included in (i) the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, (ii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, and (iii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009, each as filed with the SEC, are attached as Annex I, Annex II and Annex III, respectively, to the Proxy Statement and are incorporated herein by reference. Certain of the information required by this Item 13(a) with respect to the calculation of the Company’s ratio of earnings to fixed charges and net book value per share calculations is set forth under “Other Information—Financial and Other Information Regarding the Company” in the Proxy Statement and is incorporated herein by reference.

(b)           No pro forma financial statements are included in this filing or in any of the disclosure documents to be mailed to stockholders, as the Reverse Stock Split is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c)           Not required.

ITEM 14.                   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           No outside person will be directly or indirectly retained, employed or compensated to make solicitations or recommendations in connection with the Reverse Stock Split. S. Amber Gordon, the Corporate Secretary of the Company, will act as information agent for the Reverse Stock Split. She will receive no separate compensation for serving in such capacity. The Company’s transfer agent, American Stock Transfer & Trust Company LLC, will perform certain services in connection with the Reverse Stock Split, and will be paid customary fees and expenses for its services. See Item 10(c) above. Neither the information agent nor the transfer agent has been authorized to make any solicitation or recommendation with respect to the Reverse Stock Split.

(b)           Employees of the Company may perform administrative tasks in connection with the Reverse Stock Split, and they will be not be separately compensated for such services. The Company’s directors, officers and employees may also solicit proxies in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

ITEM 15.                   ADDITIONAL INFORMATION.

(a)           Not required.

(b)           All information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 16.                   EXHIBITS.

Exhibit No.	Description

16(a)(1)(i)	Preliminary Proxy Statement on Schedule 14A, dated March 16, 2010
16(a)(1)(ii)	Press Release, dated February 5, 2010*
*           Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMTEX NEWS NETWORK, INC.

/s/ Chip Brian
Chip Brian
President and Chief Executive Officer

Dated: March 16, 2010